UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at July 8, 2010

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
President and CEO

Date: July 9, 2010

* Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

CHINESE GOVERNMENT APPROVAL OF KEY POWER PROJECT PROVIDES SUPPORT
TO CONTINENTAL'S XIETONGMEN PROJECT

July 8, 2010, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; TCBB: KMKCF) advises that China's National Development and Reform Commission has officially approved the Qinghai - Tibet High Voltage Transmission Line project as one of 23 new key projects to begin construction in 2010 as part of China's Western Development Strategy. The 1,100 km 400 kilovolt (kv) High Voltage Direct Current transmission line linking Geermu (Golmud) in Qinghai province and Lhasa in the Tibet Autonomous Region has a projected capital cost of 6.2 billion Renminbi (C$965 million). This much needed infrastructure project, linking the Tibet Power Grid to the main China Power Grid, will ensure the availability of power for Continental's planned 40,000 tonnes per day Xietongmen copper-gold mine. The completion of the Qinghai - Tibet High Voltage Transmission Line, as well as the up-grading of the existing transmission line from Lhasa to Rikaze (Shigatse) from 110kv to 220kv by the end of 2012, will coincide with the planned construction and commissioning of the Xietongmen mine.

David Copeland, President and CEO of Continental, commented "The approval of this significant infrastructure project is great news for Continental and its shareholders. The remarkable pace of infrastructure development in China is truly overwhelming. As a government-approved project it gives us great confidence that uninterrupted power will be available for a mine on the Xietongmen property. Continental is committed to the responsible development of the Xietongmen project to bring benefits to stakeholders, respect environmental concerns and offer employment and economic opportunities to those in the region."

Continental is advancing the 100% owned Xietongmen copper-gold project located 250 km west of Lhasa near Rikaze in the Tibet Autonomous Region of the People's Republic of China. Continental completed a positive feasibility study in 2007 and is currently advancing the mining license permitting, engineering and procurement aspects of the project. Dependent on permitting and financing, Continental could begin construction of the Xietongmen project as early as the first quarter of 2011.

For additional details on Continental, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

David J. Copeland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.